Exhibit (a)(1)(G)

Supplement No. 2 to Offer to Purchase

All Outstanding Shares of Common Stock

of

JOUNCE THERAPEUTICS, INC.

At

$1.85 per Share in Cash, Plus One Non-Transferable Contractual Contingent Value Right

for Each Share (“CVR”), Which Represents the Right to Receive One or More Payments in Cash,

Contingent upon Receipt of Proceeds from Disposition of CVR Products during the Disposition Period and

Occurrence of Certain Other Events Described in the CVR Agreement

by

CONCENTRA MERGER SUB, INC.

a wholly owned subsidiary of

CONCENTRA BIOSCIENCES, LLC

and

TANG CAPITAL PARTNERS, LP

and

TANG CAPITAL MANAGEMENT, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

6:00 P.M. EASTERN TIME ON MAY 3, 2023,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Concentra Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), hereby supplements and amends its Offer to Purchase, dated April 5, 2023 (the “Original Offer to Purchase”) and supplements and amends its Amended and Restated Offer to Purchase, dated April 25, 2023 (the “Amended and Restated Offer to Purchase”). The Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Jounce Therapeutics, Inc., a Delaware corporation (“Jounce”), at a price of $1.85 in cash per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Cash Consideration”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”), all upon the terms and subject to the conditions described in (i) the Original Offer to Purchase, (ii) the Amended and Restated Offer to Purchase, (iii) the Supplement, dated April 25, 2023 (the “First Supplement”), and (iv) this Supplement No. 2 (the “Second Supplement”, and together with the First Supplement the “Supplements”) (such Original Offer to Purchase, as amended and restated by the Amended and Restated Offer to Purchase and as further amended and supplemented by the Supplements, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) (which collectively constitute the “Offer”). The obligations of Parent under the Merger Agreement have been guaranteed by Tang Capital Partners, LP, a Delaware limited partnership (“TCP”) and sole member of Parent, pursuant to an equity commitment and guarantee letter, dated as of March 26, 2023, subject to the terms and conditions set forth therein (the “Equity Commitment and Guarantee Letter”). Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are considered co-offerors in the Offer. As co-offerors, TCP and TCM accept joint responsibility for the accuracy of the disclosures made in this Second Supplement. Unless the context otherwise requires, capitalized terms used in this Second Supplement but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

This Second Supplement is being provided to Jounce stockholders to further clarify certain disclosures set forth in the Offer to Purchase and the First Supplement related to the CVR Payments described therein.

CVR Payments

As previously disclosed in the Offer to Purchase, the co-offerors are unable to provide any reliable estimate of the amount, if any, of Net Proceeds (as defined in the CVR Agreement), that may be payable to CVR holders following expiration of the Offer. However, the co-offerors note the following:

•

Jounce performed a liquidation analysis on March 24, 2023 that assumed a range of liquidation scenarios regarding the potential cash distribution to the Company’s stockholders in a liquidation based on certain assumptions regarding the Company’s assets and liabilities (the “Liquidation Analysis”). The Liquidation Analysis was disclosed in Amendment No. 1 to Jounce’s Schedule 14D-9 Solicitation/Recommendation Statement filed with the Securities and Exchange Commission on April 24, 2023 (the “14D-9/A”). For the purpose of disseminating to Jounce stockholders information that may be useful in making a decision to tender shares into the Offer, an excerpt of the 14D-9/A discussing the Liquidation Analysis and assumed value of the CVR is attached as Annex A.

•	on April 27, 2023, the closing price of Jounce common stock as reported on Nasdaq was $1.94 per share, which is $0.09 higher than the $1.85 per share of Cash Consideration in the Offer Price;

•	as such, the markets appear to ascribe a value of approximately $0.09 to each CVR;

•

Based on the market’s valuing of Jounce common stock and CVR, economic and market conditions with respect to the life science industry overall, the factors presented by Jounce in the Liquidation Analysis, and the Co-Offerors’ experience in investing in and operating similarly sized and similarly situated life science companies, a range of between $0.00 and $0.18 per CVR is a reasonable estimate of value for the CVR consideration in the Offer Price.

However, in making a decision to tender your shares in the Offer, you should understand that no assurances can be given that any amount(s) will be payable to CVR holders following the expiration of the Offer.

Annex A

(Excerpt from Jounce’s Schedule 14D-9 Solicitation/Recommendation Statement

filed with the Securities and Exchange Commission on April 24, 2023 regarding Liquidation Analysis)

Liquidation Analysis

Ms. Drapkin prepared a liquidation analysis that assumed a range of liquidation scenarios regarding the potential cash distribution to the Company’s stockholders in a liquidation based on certain assumptions regarding the Company’s assets and liabilities, as detailed in the table below. The liquidation analysis resulted in a range of approximately $94.4 million to $103.7 million in aggregate cash proceeds from a liquidation ($1.88 to $1.96 per share), not discounted to net present value, including approximately $85.0 million to $93.4 million ($1.60 to $1.76 per share) in near term cash proceeds from an initial distribution to stockholders and approximately $9.4 million to $10.4 million ($0.18 to $0.20 per share), not discounted to net present value, in potential cash proceeds from a potential subsequent distribution to stockholders, assuming the full 10% holdback is returned in the potential subsequent distribution and with per share amounts calculated assuming approximately 53 million fully diluted shares. Additionally, each scenario assumed the CVR offers zero value to the Company’s stockholders. The timing and amount, if any, of the potential subsequent distribution in the liquidation scenarios would depend upon the actual expenses incurred, the timing of the resolution of any matters for which the Company would establish a reserve, the amount to be paid in satisfaction of such contingencies, and the Company’s ability to otherwise convert its remaining assets to cash.

The liquidation analysis, prepared as of March 24, 2023, estimates liquidation proceeds at various time points, which would be dependent upon the period of time required to dispose of the Company’s assets and complete the orderly wind-down of the Company’s operations (in thousands except for per share figures, and with no adjustments for the time value of money):

	Duration of Ongoing Public Company Obligations			Professional Public Company Manager Alternative (Estimated)
	6 months(1)	12 months	24 months
Estimated Cash at May 31, 2023	$141,000	$141,000	$141,000	$141,000

Estimated Liabilities:
Lease Obligations	$11,900	$11,900	$11,900	$11,900
Severance	$3,740	$3,740	$3,740	$3,740
Clinical Trial Costs	$10,600	$11,000	$11,000	$11,000
Transaction Expenses	$1,700	$1,700	$4,700	$1,700
IP Maintenance and Asset Disposal Costs	$910	$910	$910	$910
Other Committed Costs	$2,345	$2,345	$2,345	$2,345
Estimated Operating Expenses through March 31, 2025	$6,092	$9,985	$11,969	$12,750

	$37,287	$41,579	$46,564	$44,345

Estimated net cash for liquidation:	$103,714	$99,421	$94,436	$96,655
Unknown liabilities contingency(2)	$(10,371)	$(9,942)	$(9,444)	$(9,666)

Estimated first distribution	$93,342	$89,479	$84,992	$86,990
Estimated first distribution per share(3)	$1.76	$1.69	$1.60	$1.64
Estimated potential final distribution per share(3)(4)	$0.20	$0.19	$0.18	$0.18

(1)

Assumes that the Company’s ongoing clinical trials would be wound down as soon as practicable, including for patients benefiting from treatment. Under the remaining liquidation scenarios and the Transactions, clinical protocol compliance would be maintained so that patients benefiting from treatment may continue to receive treatment for up to 24 months.

(2)	Assumes a 10% hold back of net cash for unknown liabilities.
(3)	Assumes approximately 53.0 million fully diluted shares outstanding.
(4)	Estimated potential final distribution per share figures are not discounted for net present value and assume the full amount of the 10% holdback is returned in the potential final distribution.

A-1